Schedule 13G/A                                    Page _____ of _____ Pages
                                                          1       11







                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. ___)*
                                                 17







                           ARCHER DANIELS MIDLAND COMPANY
                 ___________________________________________________
                                  (Name of Issuer)


                                    COMMON SHARES
                 ___________________________________________________
                           (Title of Class of Securities)


                                      039483102
                 ___________________________________________________
                                   (Cusip Number)

                 ___________________________________________________
               (Date of Event Which Requires Filing of this Statement)



 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

 [X] Rule 13d-1(b)
 [ ] Rule 13d-1(c)
 [ ] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                      Page _____ of _____ Pages
                                                          2       11

CUSIP No. ___039483102           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Mutual Automobile Insurance Company 37-0533100
______________________________________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
______________________________________________________________________________
 3.  SEC USE ONLY:
______________________________________________________________________________
 4.  Citizenship or Place of Organization: Illinois
______________________________________________________________________________
 Number of    5.  Sole Voting Power: 32,271,044
 Shares       _______________________________________________________________
 Beneficially 6.  Shared Voting Power: 0
 Owned by     _______________________________________________________________
 Each         7.  Sole Dispositive Power: 32,271,044
 Reporting    _______________________________________________________________
 Person With  8.  Shared Dispositive Power: 155,072
______________________________________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 32,426,116
______________________________________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
______________________________________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 5.09  %
______________________________________________________________________________
12.  Type of Reporting Person: IC
______________________________________________________________________________

 Schedule 13G                                      Page _____ of _____ Pages
                                                          3       11

CUSIP No. ___039483102           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Life Insurance Company 37-0533090
______________________________________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
______________________________________________________________________________
 3.  SEC USE ONLY:
______________________________________________________________________________
 4.  Citizenship or Place of Organization: Illinois
______________________________________________________________________________
 Number of    5.  Sole Voting Power: 374,688
 Shares       _______________________________________________________________
 Beneficially 6.  Shared Voting Power: 0
 Owned by     _______________________________________________________________
 Each         7.  Sole Dispositive Power: 374,688
 Reporting    _______________________________________________________________
 Person With  8.  Shared Dispositive Power: 3,785
______________________________________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 378,473
______________________________________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
______________________________________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 0.05  %
______________________________________________________________________________
12.  Type of Reporting Person: IC
______________________________________________________________________________

 Schedule 13G                                      Page _____ of _____ Pages
                                                          4       11

CUSIP No. ___039483102           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Fire and Casualty Company 37-0533080
______________________________________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
______________________________________________________________________________
 3.  SEC USE ONLY:
______________________________________________________________________________
 4.  Citizenship or Place of Organization: Illinois
______________________________________________________________________________
 Number of    5.  Sole Voting Power: 4,497,853
 Shares       _______________________________________________________________
 Beneficially 6.  Shared Voting Power: 0
 Owned by     _______________________________________________________________
 Each         7.  Sole Dispositive Power: 4,497,853
 Reporting    _______________________________________________________________
 Person With  8.  Shared Dispositive Power: 19,990
______________________________________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 4,517,843
______________________________________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
______________________________________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 0.70  %
______________________________________________________________________________
12.  Type of Reporting Person: IC
______________________________________________________________________________

 Schedule 13G                                      Page _____ of _____ Pages
                                                          5       11

CUSIP No. ___039483102           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Investment Management Corp. 37-0902469
______________________________________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
______________________________________________________________________________
 3.  SEC USE ONLY:
______________________________________________________________________________
 4.  Citizenship or Place of Organization: Delaware
______________________________________________________________________________
 Number of    5.  Sole Voting Power: 4,230,678
 Shares       _______________________________________________________________
 Beneficially 6.  Shared Voting Power: 16,799
 Owned by     _______________________________________________________________
 Each         7.  Sole Dispositive Power: 4,230,678
 Reporting    _______________________________________________________________
 Person With  8.  Shared Dispositive Power: 16,799
______________________________________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 4,247,477
______________________________________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
______________________________________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 0.66  %
______________________________________________________________________________
12.  Type of Reporting Person: IA
______________________________________________________________________________

 Schedule 13G                                      Page _____ of _____ Pages
                                                          6       11

CUSIP No. ___039483102           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Insurance Companies Employee Retirement Trust 36-6042145
______________________________________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
______________________________________________________________________________
 3.  SEC USE ONLY:
______________________________________________________________________________
 4.  Citizenship or Place of Organization: Illinois
______________________________________________________________________________
 Number of    5.  Sole Voting Power: 7,218,561
 Shares       _______________________________________________________________
 Beneficially 6.  Shared Voting Power: 0
 Owned by     _______________________________________________________________
 Each         7.  Sole Dispositive Power: 7,218,561
 Reporting    _______________________________________________________________
 Person With  8.  Shared Dispositive Power: 15,350
______________________________________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 7,233,911
______________________________________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
______________________________________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 1.13  %
______________________________________________________________________________
12.  Type of Reporting Person: EP
______________________________________________________________________________

 Schedule 13G                                      Page _____ of _____ Pages
                                                          7       11

CUSIP No. ___039483102           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Insurance Companies Savings and Thrift Plan for U.S.
         Employees  37-6091823

______________________________________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
______________________________________________________________________________
 3.  SEC USE ONLY:
______________________________________________________________________________
 4.  Citizenship or Place of Organization: Illinois
______________________________________________________________________________
 Number of    5.  Sole Voting Power: 4,838,219
 Shares       _______________________________________________________________
 Beneficially 6.  Shared Voting Power: 0
 Owned by     _______________________________________________________________
 Each         7.  Sole Dispositive Power: 4,838,219
 Reporting    _______________________________________________________________
 Person With  8.  Shared Dispositive Power: 0
______________________________________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 4,838,219
______________________________________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
______________________________________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 0.76  %
______________________________________________________________________________
12.  Type of Reporting Person: EP
______________________________________________________________________________

 Schedule 13G                                      Page _____ of _____ Pages
                                                          8       11



Item 1(a) and (b).  Name and Address of Issuer & Principal Executive Offices:
                    _________________________________________________________
                   ARCHER DANIELS MIDLAND COMPANY
                   4666 FARIES PARKWAY
                   BOX 1470
                   DECATUR, ILL.  62525

Item 2(a).  Name of Person Filing: State Farm Mutual Automobile Insurance
            _____________________
                                   Company and related entities; See Item 8 and Exhibit A

Item 2(b).  Address of Principal Business Office: One State Farm Plaza
            ____________________________________
                                                  Bloomington, IL 61710

Item 2(c).  Citizenship: United States
            ___________

Item 2(d) and (e).  Title of Class of Securities and Cusip Number: See above.
                    _____________________________________________

Item 3.  This Schedule is being filed, in accordance with 240.13d-1(b).
         _____________________________________________________________
         See Exhibit A attached.

Item 4(a).  Amount Beneficially Owned: 53,642,039 shares
            _________________________

Item 4(b).  Percent of Class: 8.46 percent pursuant to Rule 13d-3(d)(1).
            ________________

Item 4(c).  Number of shares as to which such person has:
            ____________________________________________
           (i) Sole Power to vote or to direct the vote: 53,431,043
           (ii) Shared power to vote or to direct the vote: 16,799
           (iii) Sole Power to dispose or to direct disposition of:53,431,043
           (iv) Shared Power to dispose or to direct disposition of: 210,996

Item 5.  Ownership of Five Percent or less of a Class: Not Applicable.
         ____________________________________________

Item 6.  Ownership of More than Five Percent on Behalf of Another Person: N/A
         _______________________________________________________________

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         __________________________________________________________________
         the Security being Reported on by the Parent Holding Company: N/A
         ______________________________________________________________

Item 8.  Identification and Classification of Members of the Group:
         _________________________________________________________
         See Exhibit A attached.

Item 9.  Notice of Dissolution of Group:  N/A
         ______________________________

Schedule 13G                                      Page _____ of _____ Pages
                                                          9       11



  Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



              02/13/2001                   STATE FARM MUTUAL AUTOMOBILE
  _________________________________
                 Date                        INSURANCE COMPANY

                                           STATE FARM LIFE INSURANCE COMPANY

                                           STATE FARM FIRE AND CASUALTY
                                             COMPANY

  STATE FARM INSURANCE COMPANIES           STATE FARM INVESTMENT MANAGEMENT
    EMPLOYEE RETIREMENT TRUST                CORP.

  STATE FARM INSURANCE COMPANIES           STATE FARM GROWTH FUND, INC.
    SAVINGS AND THRIFT PLAN FOR
    U.S. EMPLOYEES                         STATE FARM BALANCED FUND, INC.

                                           STATE FARM MUTUAL FUND TRUST

                                           STATE FARM VARIABLE PRODUCT TRUST






  ____/s/_Paul_N._Eckley___________
                                           ____/s/_Paul_N._Eckley___________

   Paul N. Eckley, Fiduciary of             Paul N. Eckley, Senior Vice
          each of the above                  President of each of the above

 Schedule 13G                                      Page _____ of _____ Pages
                                                         10       11

                            EXHIBIT A


This Exhibit lists the entities affiliated with State Farm Mutual Automobile Insurance Company which might be deemed to constitute a "group" with regard to the ownership of shares reported herein. By way of explanation, State Farm Mutual Automobile Insurance Company is the parent of wholly owned subsidiaries, State Farm Life Insurance Company, which is the parent of the wholly owned subsidiary State Farm Life and Accident Assurance Company; State Farm Fire and Casualty Company; and, State Farm Investment Management Corp. State Farm Investment Management Corp. acts as the investment advisor to State Farm Growth Fund, Inc. and State Farm Balanced Fund, Inc., State Farm Variable Product Trust, and State Farm Mutual Fund Trust. The Investment Committees of the Board of Directors of each of the insurance companies and of the State Farm Investment Management Corp. and the Trustees of the State Farm Insurance Companies Employee Retirement Trust, State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees, State Farm Variable Product Trust, and State Farm Mutual Fund Trust are vested with the responsibility for investing the assets of the companies, the Funds, the Trusts, and the Equities Account and the Balanced Account of the State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees. State Farm Mutual Automobile Insurance Company employs all personnel of the Investment Department. State Farm Investment Management Corp. has a written agreement with State Farm Mutual Automobile Insurance Company whereby the Investment Department personnel assist State Farm Investment Management Corp. in its duties as investment advisor to the Funds, State Farm Variable Product Trust, and State Farm Mutual Fund Trust. Investment actions taken by the Investment Department are ratified by the Investment Committees of the Boards of Directors of the insurance companies and State Farm Investment Management Corp. and by the Trustees of the Trusts and the Plan. Certain members of the Investment Department also execute voting proxies from time to time but in situations where a vote contrary to that of management on a major policy matter is under consideration, approval of the Investment Committees of the Boards of Directors of the Companies involved is first obtained.

Pursuant to Rule 13d-4 each person listed in the table below expressly disclaims "beneficial ownership" as to all shares as to which such person has no right to receive the proceeds of sale of the security and disclaims that it is part of a "group".


 Schedule 13G                                      Page _____ of _____ Pages
                                                         11       11


                                                               Number of
                                                              Shares based
                                             Classification   on Proceeds
Name                                          Under Item 3      of Sale
____                                         ______________   ____________

State Farm Mutual Automobile Insurance Company   IC        32,426,116 shares
State Farm Life Insurance Company                IC           378,473 shares
State Farm Life and Accident Assurance Company   IC                 0 shares
State Farm Fire and Casualty Company             IC         4,517,843 shares
State Farm Investment Management Corp.           IA                 0 shares
State Farm Growth Fund, Inc.                     IV         3,311,905 shares
State Farm Balanced Fund, Inc.                   IV           895,773 shares
State Farm Variable Product Trust                IV            16,799 shares
State Farm Insurance Companies Employee
    Retirement Trust                             EP         7,233,911 shares
State Farm Insurance Companies Savings and
    Thrift Plan for U.S. Employees               EP
  Equities Account                                          3,887,521 shares
  Balanced Account                                            950,698 shares
State Farm Mutual Fund Trust                     IV            23,000 shares
                                                    -----------------
                                                           53,642,039 shares